UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Hulic Co., Ltd.
(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Shoei Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shoei Co., Ltd. Attn: Takashi Masuda 2-1 Kanda-Nishikicho 1-chome, Chiyoda-ku, Tokyo, 101-0054, Japan Phone: +81-3-3292-3383
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notification with Respect to an Entry into a Merger Agreement between Hulic Co., Ltd. and Shoei Co., Ltd.

99.2	Notification with Respect to the Forecast of Fiscal Year 2012 Earnings and Dividends

99.3	Notification with Respect to New Four-Year Business Plan

99.4	Press Release Announcing the Results of Request for Waivers of Financial Covenant in the Syndicated Loan Agreement

99.5	Hulic Co., Ltd.’s Investor Relations Presentation Regarding the Merger between Hulic and Shoei

99.6	Hulic Co., Ltd.’s Investor Relations Presentation Regarding the Outline of New Four-Year Business Plan

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Shoei Co., Ltd. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated December 20, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Shuji Ayabe
By:	Shuji Ayabe
Title:	Senior Executive Officer and CFO

Date: February 3, 2012